

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2024

Owen Hughes
Chief Executive Officer
XOMA Corporation
2200 Powell Street, Suite 310
Emeryville, CA 94608

  Re: XOMA Corporation
    Registration Statement on Form S-3
    Filed March 8, 2024
    File No. 333-277794

Dear Owen Hughes:

  We have conducted a limited review of your registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed March 8, 2024

General

1. We note your disclosure in your annual report on Form 10-K for the fiscal year ended December 31, 2023 that you do not intend to become regulated as an investment company under the Investment Company Act of 1940 and you do not believe you are an "investment company" under applicable SEC rules. Please provide a detailed legal analysis as to why you should not be considered an "investment company" under the Investment Company Act of 1940.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Drory at 202-551-8342 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Branden C. Berns